UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.
For the transition period from              to
Commission File Number 1-32743

A.	Full title of the plan and address of the plan, if different from the issuer named below:
EXCO RESOURCES, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
EXCO Resources, Inc.
12377 Merit Dr., Suite 1700
Dallas, TX 75251

EXCO RESOURCES, INC. 401(K) PLAN
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014

EXCO RESOURCES, INC. 401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Investment Committee of the
EXCO Resources, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the EXCO Resources, Inc. 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ WHITLEY PENN LLP
Dallas, Texas
June 22, 2016

 EXCO RESOURCES, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS
Investments, at fair value:
EXCO Resources, Inc. common stock	$561,137	$1,437,020
Mutual funds of registered investment companies	58,029,367	65,944,651
Total investments at fair value	58,590,504	67,381,671
Guaranteed Income Fund, at contract value	18,723,688	17,511,720
Total investments	77,314,192	84,893,391
Receivables:
Notes receivable from participants	1,074,272	1,853,972
Employer contributions	75,403	—
Participant contributions	75,403	—
Total receivables	1,225,078	1,853,972
Net assets available for benefits	$78,539,270	$86,747,363
The accompanying notes are an integral part of these financial statements.

EXCO RESOURCES, INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Additions to (reductions from) net assets available for plan benefits attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(3,191,259)	$1,407,326
Interest and dividends	1,304,387	1,443,283
Interest on notes receivable from participants	60,189	93,888
Other income	69,682	85,366
Total investment income (loss)	(1,757,001)	3,029,863
Contributions:
Employer, net of forfeitures	4,822,536	6,686,390
Participant	5,160,441	7,332,051
Rollover	19,396	165,466
Total contributions	10,002,373	14,183,907
Total investment income (loss) and contributions	8,245,372	17,213,770
Deductions from net assets attributed to:
Benefits paid to participants	16,390,762	20,845,050
Other expenses	62,703	75,362
Total deductions	16,453,465	20,920,412
Decrease in assets before transfer	(8,208,093)	(3,706,642)
Transfer of assets to other plan	—	(12,199,135)
Net decrease in assets available for benefit	(8,208,093)	(15,905,777)
Net assets available for benefits:
Beginning of year	86,747,363	102,653,140
End of year	$78,539,270	$86,747,363
The accompanying notes are an integral part of these financial statements.

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 and 2014

1 - Description of the Plan
Plan Description
The EXCO Resources, Inc. 401(k) Plan (the “Plan”), formerly known as EXCO Resources, Inc. Employee Savings Trust, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on January 1, 1999 and restated August 29, 2012. The Plan is sponsored by EXCO Resources, Inc. (the “Company” or “Plan Sponsor”). Prudential Bank and Trust Company, FSB is the Trustee (the “Trustee” or “Prudential”) of the Plan and Prudential Retirement Insurance and Annuity Company (the “Administrator”) is the record-keeper for the Plan. The following descriptions provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Participant Accounts and Eligibility
Employees become eligible for participation at the age of 18 and upon completing 30 days of eligible service, as defined by the Plan document. Subject to certain limitations on annual contributions, each participant’s account is credited with employee salary deferrals, Company matching and discretionary contributions, an allocation of Plan earnings and administrative expenses related to loan and distribution fees, if applicable.
Contributions
Each year, a participant may elect to contribute a portion of his or her pretax compensation up to 50%, subject to certain maximum limitations imposed by the Internal Revenue Code (“IRC”) ($18,000 and $17,500 for the calendar years ended 2015 and 2014, respectively). Employees who are eligible to make elective deferrals under the Plan and who have attained the age of 50 before the close of the plan year are also eligible to make catch-up contributions subject to the maximum limitation imposed by the IRC ($6,000 and $5,500 for the calendar years ended 2015 and 2014, respectively). Rollover contributions representing distributions from other qualified defined benefit or contribution plans are permitted and may be made prior to meeting the eligibility requirements for participation in the Plan.
In 2015 and 2014, the Plan Sponsor matched 100% of all employee contributions. The Plan Sponsor suspended its matching program effective January 1, 2016 in response to depressed oil and natural gas prices which have negatively impacted its business and operations.
Employees are automatically enrolled in the Plan with a contribution of 3% of compensation, unless otherwise directed. Additionally, unless the participant specifically elects otherwise, the automatic deferrals will be increased by 1% of compensation each year of the anniversary of enrollment date, to a maximum deferral rate of 6%. Automatic enrollment deferrals are defaulted into a moderate risk tolerance fund based on the participant’s age.

Vesting
Participants are immediately fully vested in their elective contributions plus actual earnings thereon. Participants hired prior to January 1, 2008, were immediately fully vested in their Company matching contributions. Participants hired on or subsequent to January 1, 2008, vest in their Company matching contributions plus actual earnings thereon based on the following schedule:

One-year anniversary of hire	25%
Two-year anniversary of hire	50%
Three-year anniversary of hire	75%
Four-year anniversary of hire	100%
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50% of their vested account balance, not to exceed $50,000. Note terms range from one to five years or, in the case of a loan to acquire or construct the primary residence of a participant, a period not to exceed 10 years. Prior to 2009, a note to acquire or construct the primary residence was allowed a repayment period used by commercial lenders for similar loans. The notes receivable from participants are secured by the balance in the participant’s account and bear interest at the prime rate plus 1.00%, as defined by the Participant Loan Policy. Repayments are made through payroll deductions and are reinvested in the participant accounts according to individual investment elections. At December 31, 2015, maturity dates on existing notes receivable from participants ranged from August 2016 through August 2025 and had interest rates from 4.25% to 10.25%.

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 and 2014

Effective January 1, 2015, new loans are allowed for hardship situations only. These include: (1) uninsured medical expenses incurred by the participant, their spouse or dependents; (2) purchase or construction (excluding mortgage payments) of a principal residence of the participant; (3) post-secondary tuition expenses incurred by the participant, their spouse or dependents; (4) preventing eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) funeral or burial expenses for the participant’s deceased parent, participant’s spouse, children or dependents; or (6) expenses to repair damage to the participant’s principal residence that would qualify for the casualty income tax deduction. Additionally, participants may not have more than one loan outstanding from the Plan at any given time.
Investment Options
The Plan provides for contributions to be invested by the Trustee among a variety of mutual fund options and a guaranteed income fund, in accordance with participant investment elections and the provisions of the trust agreement. Effective January 1, 2015, the EXCO Resources, Inc. common stock is no longer offered as an investment option within the Plan. Participants with existing holdings of the EXCO Resources, Inc. common stock are able to maintain their holdings until such time as they are reallocated within the Plan by the participant or taken as a distribution by the participant, but will not be able to increase their holdings after the effective date.
Participants may direct their contributions and account balances among the following investment funds:

Guaranteed Income Fund - Invests primarily in public bonds, commercial mortgages and private placement bonds. See additional discussion in "Note 4 - Guaranteed Income Fund".

Mutual funds of registered investment companies:

Prudential Jennison Mid Cap Growth Fund Class Q - Invests primarily in equity and equity-related securities of medium-sized companies with the potential for above-average growth.

John Hancock Disciplined Value Fund R4 - Invests primarily in a diversified portfolio consisting primarily of equity securities, such as common stock, of issuers with a market capitalization of $1 billion or greater.

Lord Abbett Developing Growth I Fund - Invests primarily in equity securities of small companies demonstrating above-average, long-term growth potential.

Prudential QMA Stock Index I - Invests primarily in securities included in the S&P 500 Index in approximately the same proportions as those of the index.

Victory Sycamore Established Value Fund I - Invests primarily in equity securities of companies with market capitalizations, at the time of purchase, within the range of companies comprising the Russell MidCap Value Index.

Prudential QMA Small-Cap Value Z - Invests primarily in equity and equity-related securities of small companies with market capitalization comparable to those in the Russell 2000 Value Index or the Standard & Poor's SmallCap 600 Index.

Franklin Growth Advantage Fund - Invests primarily in equity securities of U.S.-based large and medium market capitalization companies that are leaders in their industries.

Vanguard Mid Cap Index Fund - Invests primarily in stocks of medium-sized U.S. companies that make up the CRSP US Mid Cap Index.

Vanguard Small Cap Index Fund - Invests primarily in stocks of small U.S. companies that make up the CRSP US Small Cap Index.

American Funds EuroPacific Growth Fund R4 - Invests primarily in common stock of issuers in Europe and the Pacific Basin that the investment adviser believes have the potential for growth.

Oppenheimer Developing Markets Fund Y - Invests primarily in common stock of issuers in developing and emerging markets throughout the world.

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 and 2014

Oppenheimer International Small-Mid Company Y - Invests primarily in equity securities of small and mid-cap companies outside the U.S.

Prudential Global Real Estate Fund Class Q - Invests primarily in equity-related securities of real estate companies, principally real estate investment trust (REITs), and other real estate securities.

T. Rowe Price New Era Fund - Invests primarily in stocks of natural resource companies and in other companies with strong potential for earnings growth that do not own or develop natural resources.

Pioneer Strategic Income Fund Y - Invests primarily in debt securities.

PIMCO Real Return Institutional Fund - Invests primarily in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments and corporations.

Prudential Total Return Bond Q - Invests primarily in bonds and may invest in high risk, below investment-grade securities and foreign debt securities.

JP Morgan Government Bond Fund A - Invests primarily in securities issued by the U.S. government and its agencies including government bonds with intermediate to long remaining maturities.

PIMCO Foreign Bond Fund - Invests primarily in fixed income instruments that are economically tied to foreign countries.

Oakmark Equity and Income Fund - Invests primarily in a diversified portfolio of U.S. equity and debt securities.

PIMCO All Asset Institutional Fund - Invests primarily in Institutional Class or Class M shares of any funds of the trust or PIMCO Equity Series made up primarily of U.S. and non U.S. global stocks and bonds, inflation-related investments and alternative strategies.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, the net assets of the Plan would be distributed among the participants in accordance with ERISA.
Partial Plan Termination
The Company determined the reductions in force during 2015 and early 2016 resulted in a partial termination of the Plan.  Accordingly, affected participants were granted 100% vesting of account balances.
Benefit Payments
Participants withdrawing amounts from their account during the year for reasons of disability, retirement, death (withdrawn by participant’s estate), or termination are entitled to their vested account balance. For vested account balances greater than $5,000, participants may elect a distribution in the form of rollovers, lump sums, installment payments, or partial withdawals. Upon termination, vested account balances less than $5,000 may be automatically distributed to the applicable terminated participant. In-service distributions are permitted for participants who have either reached age 59 1/2 or who qualify for a hardship distribution.
Forfeitures
The Plan allows for the forfeited balances of terminated participants’ non-vested accounts to be utilized to reduce employer contributions or pay Plan expenses. During the years ended December 31, 2015 and 2014, forfeited balances used to reduce employer contributions were $456,869 and $646,729, respectively. At December 31, 2015 and 2014, the balances in the forfeiture account were $52,156 and $12,505, respectively.

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 and 2014

Administrative Expenses
Administrative expenses are paid by the Company except for investment expenses relating to the purchase or sale of directed investment options, which are paid for directly by participants.
Transfer to Other Plan
On September 1, 2014, the Company transitioned certain employment and benefit programs from EXCO Resources, Inc. to Compass Production Partners, LP ("Compass"), a joint venture of the Company until the sale of its interest on October 31, 2014. With this change, a new 401(k) plan was established for Compass' employees that were previously employed by EXCO Resources, Inc. The amount reflected in the Statement of Changes in Net Assets Available for Benefits represents the balances of participants who moved out of the Plan into the Compass plan during the year. The amount of the transfer for the year ended December 31, 2014 was $12,199,135 which included $383,642 of participant loans.

2 - Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Estimates and Assumptions
The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, changes therein, and associated disclosures. Accordingly, actual results may vary from the estimates used in preparing the accompanying financial statements.
Investment Valuation and Income Recognition
The Plan's investments are recorded at fair value (except for fully benefit-responsive investment contracts, which are recorded at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See "Note 3 - Fair Value Measurements" for discussion of fair value measurements. Contract value is the relevant measure attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. See "Note 4 - Guaranteed Income Fund" for discussion of our fully benefit-responsive investment contract.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or losses on investments are the difference between the proceeds received upon the sale of investments and the market value of investments as of the end of the preceding year or the average cost of those assets if acquired during the current year. Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
These investments are subject to market or credit risks customarily associated with debt and equity investments. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as investment expenses and are expensed when incurred. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document; accordingly, no allowance for credit losses is necessary.

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 and 2014

Recent Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient (“ASU 2015-12”). The FASB issued ASU 2015-12 to reduce complexity in employee benefit plan accounting.
Part I of ASU 2015-12 requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Contract value is the relevant measure for those contracts because that is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.
Part II of ASU 2015-12 requires that investments (both participant-directed and nonparticipant-directed) of employee benefit plans be grouped only by general type, such as the following: registered investment companies, government securities, common-collective trusts, pooled separate accounts, short-term securities, corporate bonds, common stock, mortgages, real estate and self-directed brokerage accounts. Plans will be required to disclose the net appreciation or depreciation in fair value of investments in aggregate, but will no longer be required to be disaggregated and disclosed by general type. In addition, identifying and disclosing investments representing 5% or more of net assets available for benefits is no longer required per Part II of ASU 2015-12.
Part III of ASU 2015-12 provides a practical expedient to permit plans to measure investments and investment related accounts (for example, a liability for a pending trade with a broker) as of a month-end that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month-end. If a plan applies the practical expedient and a contribution, distribution, and/or significant event occurs between the alternative measurement date and the plan’s fiscal year end, the plan should disclose the amount of the contribution, distribution, and/or significant event.
ASU 2015-12 is effective for fiscal years beginning after December 15, 2015 and early application is permitted. We adopted ASU 2015-12 in 2015 and applied the guidance in Part I and Part II of ASU 2015-12 retrospectively to all periods presented. Part III of ASU 2015-12 does not currently apply to our Plan as we have no investments and investment related accounts that do not coincide with the Plan's fiscal year end.

3 - Fair Value Measurements
The Plan discloses fair value measurements in accordance with the FASB Accounting Standards Codification ("ASC") Topic 820 which establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Observable inputs other than quoted prices within Level 1 for similar assets and liabilities. These include quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data. If the asset or liability has a specified or contractual term, the input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
In establishing a fair value hierarchy for the Plan’s investments, in accordance with FASB ASC Topic 820, the following value methodologies were used for each type of investment:
Mutual funds of registered investment companies: Valued at the daily closing prices as reported by the fund. Daily closing prices are based on the net asset value ("NAV") of the fund.

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 and 2014

EXCO Resources, Inc. common stock: Valued at the daily closing price as reported on the active market on which shares of EXCO Resources, Inc. common stock are traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.
Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$58,029,367	$—	$—	$58,029,367
EXCO Resources, Inc. common stock	561,137	—	—	561,137
Total investments	$58,590,504	$—	$—	$58,590,504

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$65,944,651	$—	$—	$65,944,651
EXCO Resources, Inc. common stock	1,437,020	—	—	1,437,020
Total investments	$67,381,671	$—	$—	$67,381,671

4 - Guaranteed Income Fund
During 2015 and 2014, the Plan invested in a Guaranteed Income Fund ("GIF") with Prudential. The GIF is a fully benefit-responsive contract and is valued at contract value. Accordingly, the contract meets all of the following criteria:

a.
The investment contract is affected directly between the GIF and the issuer and prohibits the GIF from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

b.	The contract issuer is obligated to (i) repay principal and interest, or (ii) prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.
The terms of the contract require all permitted participant-initiated transactions with the GIF to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.
An event that limits the ability of the GIF to transact at contract value with the issuer (for example, premature termination of the contracts by the GIF, plant closings, layoffs, plan termination, bankruptcy, mergers, and early retirement incentives) and that also limits the ability of the GIF to transact at contract value with the participants in the GIF must be probable of not occurring.

e. The GIF itself must allow participants reasonable access to their funds.
The estimated contract value of the GIF as of December 31, 2015 and 2014 was $18,723,688 and $17,511,720, respectively.
Contract value is the relevant measure attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The concept of a value other than contract value does not apply to this contract even upon a discontinuance in which case contract value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. The plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 and 2014

contract. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.

The interest crediting rate is determined quarterly. The minimum crediting rate is 1.5%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the securities underlying the GIF’s cash flows.
There are no events that limit the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

5 - Tax Status
The Company has adopted the Prudential Insurance Company of America Prototype Non-Standardized Profit Sharing Plan, which was most recently approved the Internal Revenue Service ("IRS") on April 29, 2014, for use by employers as a qualified plan. The Plan is qualified under Section 401(a) of the IRC and is exempt from federal income taxation. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan continues to be qualified and the related trust is tax exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor ("DOL") or IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6 - Transactions with Parties-in-Interest
The Plan investments also include shares of mutual funds and a guaranteed income fund managed by Prudential. Prudential acted in capacity as a Trustee to the Plan during the year; therefore, these investments qualify as party-in-interest investments. Participants had the option to invest their salary deferrals into the common stock of the Company during the year ended December 31, 2014. Transactions in the Company’s common stock qualified as parties-in-interest transactions, which were exempt from the prohibited transaction rules. Effective January 1, 2015, the common stock of the Company is no longer offered as an investment option within the Plan. Additionally, the Plan holds notes receivable from participants which constitute party-in-interest transactions.
During 2015, the Plan had no purchases of the Company's common stock and had sales of the Company's common stock of $291,697. During 2014, the Plan had purchases and sales of the Company's common stock of $1,028,095 and $1,218,691, respectively. In addition, during 2015, the Plan had purchases and sales of funds managed by Prudential of $15,532,725 and $10,905,154, respectively. During 2014, the Plan had purchases and sales of funds managed by Prudential of $9,452,530 and $13,467,074, respectively.

7 - Reconciliation of Financial Statements to Form 5500
There are no reconciling items between the net assets reported in the audited financial statements and the Schedule H of the Form 5500 for the years ended December 31, 2015 or 2014.

SUPPLEMENTAL SCHEDULE
EXCO RESOURCES, INC. 401(K) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)
EMPLOYER ID NUMBER: 74-1492779, PLAN NUMBER 001
DECEMBER 31, 2015

(a)	(b) Identity of Issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value
	Mutual funds of registered investment companies:
*	Prudential Investments LLC	Prudential Jennison Mid Cap Growth Fund Class Q	$2,679,170
	John Hancock Advisers, LLC	John Hancock Disciplined Value Fund R4	7,566,945
	Lord, Abbett & Co LLC	Lord Abbett Developing Growth I Fund	2,699,616
*	Prudential Investments LLC	Prudential QMA Stock Index I	1,392,008
	Victory Capital Management Inc.	Victory Sycamore Established Value Fund I	2,616,428
*	Prudential Investments LLC	Prudential QMA Small-Cap Value Z	2,508,303
	Franklin Advisers, Inc.	Franklin Growth Advantage Fund	8,504,053
	Vanguard Group, Inc.	Vanguard Mid Cap Index Fund	938,451
	Vanguard Group, Inc.	Vanguard Small Cap Index Fund	739,563
	Capital Research and Management Company	American Funds EuroPacific Growth Fund R4	7,906,749
	OFI Global Asset Management	Oppenheimer Developing Markets Fund Y	2,800,775
	OFI Global Asset Management	Oppenheimer International Small-Mid Company Y	472,848
*	Prudential Investments LLC	Prudential Global Real Estate Fund Class Q	433,421
	T. Rowe Price Associates, Inc.	T. Rowe Price New Era Fund	501,938
	Pioneer Investment Management Inc	Pioneer Strategic Income Fund Y	467,770
	Pacific Investment Management Co LLC	PIMCO Real Return Institutional Fund	122,763
*	Prudential Investments LLC	Prudential Total Return Bond Q	3,528,552
	JP Morgan Investment Advisors Inc.	JP Morgan Government Bond Fund A	3,725,572
	Pacific Investment Management Co LLC	PIMCO Foreign Bond Fund	3,340,139
	Harris Associates L.P.	Oakmark Equity and Income Fund	1,213,467
	Pacific Investment Management Co LLC	PIMCO All Asset Institutional Fund	3,870,836
	Total mutual funds of registered investment companies		58,029,367

	Guaranteed income fund:
*	Prudential Retirement Insurance and Annuity Co.	Guaranteed Income Fund	18,723,688

	Plan sponsor stock:
*	EXCO Resources, Inc.	EXCO Resources, Inc. common stock	561,137

	Notes receivable from participants:
*	Participant loans	Notes receivable from participants, interest rates range from 4.25% to 10.25% with maturities of August 2016 through August 2025	1,074,272

		Total assets held for investment purposes	$78,388,464

*	Party-in-interest
Note: Category (d) cost of the investments is excluded from this schedule as all investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, a trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

EXCO RESOURCES, INC. 401(K) PLAN

Date:	June 22, 2016

/s/ Richard A. Burnett
Richard A. Burnett
Vice President and Chief Financial Officer

Exhibit Index

NUMBER	Exhibit

23.1*	Consent of Whitley Penn LLP

*	included herewith